MAG Silver Corp. (An exploration state company) Consolidated Financial Statements For the year ended December 31, 2009 Dated: March 25, 2010

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 West Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX:MAG NYSE-A:MVG www.magsilver.com info@magsilver.com

Management's responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis ("MD&A") and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors; assesses the adequacy of our internal controls, including management's assessment described below, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The Company's internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touché LLP, Independent Registered Chartered Accountants who also audited the Company's Consolidated Financial Statements as at and for the year ended December 31, 2009. Deloitte & Touché LLP as stated in their report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ "Daniel MacInnis"

/s/ "Frank Hallam"

Daniel MacInnis

Frank Hallam

Chief Executive Officer

Chief Financial Officer

March 25, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

MAG Silver Corp.

(An exploration stage company)

We have audited the accompanying consolidated balance sheets of MAG Silver Corp. and subsidiaries (an exploration stage company) (the "Company") as at December 31, 2009 and 2008 and the related consolidated statements of loss and comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009 and the cumulative period from incorporation April 21, 1999 to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of MAG Silver Corp. and subsidiaries as at December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 and the cumulative period from incorporation April 21, 1999 to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Accounting Oversight Board

(United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ "Deloitte & Touche LLP"

Independent Registered Chartered Accountants

Vancouver, Canada

March 25, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

MAG Silver Corp. (An exploration stage company)

We have audited the internal control over financial reporting of MAG Silver Corp. and subsidiaries (an exploration stage company) (the "Company") as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 and the cumulative period from incorporation April 21, 1999 to December 31, 2009 of the Company and our report dated March 25, 2010 expressed an unqualified opinion on those financial statements.

/s/ "Deloitte & Touche LLP"

Independent Registered Chartered Accountants

Vancouver, Canada

March 25, 2010

MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)
	Dec. 31, 2009	Dec. 31, 2008
ASSETS

CURRENT
Cash and cash equivalents	$ 26,803,652	$ 52,262,561
Accounts receivable (Note 3)	2,033,518	2,339,204
Interest receivable	9,116	81,934
Marketable securities (Note 4)	13,399	4,116
Prepaid expenses	91,300	110,151
TOTAL CURRENT ASSETS	28,950,985	54,797,966
EQUIPMENT AND LEASEHOLDS (Note 5)	149,070	66,539
INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V. (Note 6)	8,610,350	8,166,747
MINERAL RIGHTS (Note 7)	7,509,214	6,879,060
DEFERRED EXPLORATION COSTS (Note 7)	37,433,919	25,237,198
TOTAL ASSETS	$ 82,653,538	$ 95,147,510

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 1,076,606	$ 1,503,417

SHAREHOLDERS' EQUITY

Share capital (Note 8)
Authorized - unlimited common shares,
without par value
Issued and outstanding at Dec. 31, 2009 - 49,316,569
common shares Dec. 31, 2008 - 49,155,566)	107,614,849	107,023,016
Contributed surplus	11,177,518	9,583,860
Accumulated other comprehensive loss	(1,790,132)	(1,027,690)
Deficit	(35,425,303)	(21,935,093)
TOTAL SHAREHOLDERS' EQUITY	81,576,932	93,644,093
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 82,653,538	$ 95,147,510

CONTINUING OPERATIONS (Note 1)
RELATED PARTY TRANSACTIONS (Note 13)
COMMITMENTS (Note 14)

ON BEHALF OF THE BOARD

/s/ "Derek White"
Derek White, Director

/s/ "R. Michael Jones"
R. Michael Jones, Director

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Loss and Comprehensive Loss
(expressed in Canadian dollars)

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2009

EXPENSES
Accounting and audit	$ 456,761	$ 415,647	$ 319,896	$ 1,849,554
Amortization	73,670	39,945	13,909	176,125
Bank charges and interest	3,285	3,343	2,466	32,441
Filing and transfer agent fees	196,025	148,886	405,844	978,123
Foreign exchange loss (gain)	619,805	(96,596)	260,598	860,616
Legal	3,048,507	884,000	232,980	4,687,447
Management and consulting fees	1,984,515	1,528,630	778,228	5,549,839
Mineral property costs written off	3,718,518	1,221,019	763,434	5,702,971
Property investigation expense	148,200	7,432	43,464	203,947
Shareholder relations	714,809	404,776	354,075	2,014,786
Stock compensation expense	1,804,464	2,539,011	5,256,566	12,875,989
Telephone and office	733,112	506,332	389,980	2,542,906
Travel	287,045	235,144	243,422	1,331,343
Other write-offs	-	-	-	255,093
	13,788,716	7,837,569	9,064,862	39,061,180
LOSS BEFORE THE FOLLOWING	(13,788,716)	(7,837,569)	(9,064,862)	(39,061,180)
INTEREST INCOME	298,506	1,964,680	915,604	3,635,877
NET LOSS FOR THE YEAR	$ (13,490,210)	$ (5,872,889)	$ (8,149,258)	$ (35,425,303)

OTHER COMPREHENSIVE LOSS
CURRENCY TRANSLATION ADJUSTMENT	(771,725)	(304,458)	(716,778)	(1,792,961)
UNREALIZED GAIN (LOSS) ON
MARKETABLE SECURITIES	9,283	(6,454)	-	2,829
COMPREHENSIVE LOSS FOR THE YEAR	$ (14,252,652)	$ (6,183,801)	$ (8,866,036)	$ (37,215,435)

BASIC AND DILUTED
LOSS PER SHARE	$ (0.27)	$ (0.12)	$ (0.19)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING - BASIC	49,254,440	48,791,348	42,411,815

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.

(An exploration stage company)

Consolidated Statements of Shareholders' Equity

(expressed in Canadian dollars)

	Common shares without par value		Common share purchase warrants		Contributed	Accumulated other comprehensive	Deficit accumulated during the exploration	Total Deficit	Total shareholders'
	Shares	Amount	Number	Amount	Surplus	loss ("AOCL")	stage	and "AOCL"	equity
Balance, December 31, 2006	37,928,610	23,433,942	-	-	3,059,194	-	(7,912,946)	(7,912,946)	18,580,190
Issued for cash (Note 8 (a))	5,760,000	59,955,443	1,380,000	2,692,571	-	-	-	-	62,648,014
Warrants exercised	2,883,486	6,468,783	(243,000)	(474,127)	-	-	-	-	5,994,656
Stock options exercised	382,100	1,247,472	-	-	(436,110)	-	-	-	811,362
Stock compensation expense	-	-	-	-	5,256,566	-	-	-	5,256,566
Translation adjustment	-	-	-	-	-	(716,778)	-	(716,778)	(716,778)
Net loss	-	-	-	-	-	-	(8,149,258)	(8,149,258)	(8,149,258)
Balance, December 31, 2007	46,954,196	91,105,640	1,137,000	2,218,444	7,879,650	(716,778)	(16,062,204)	(16,778,982)	84,424,752
Issued for cash	-	11,936	-	-	-	-	-	-	11,936
Warrants exercised	1,137,000	13,588,444	(1,137,000)	(2,218,444)	-	-	-	-	11,370,000
Stock options exercised	1,064,370	2,316,996	-	-	(834,801)	-	-	-	1,482,195
Stock compensation expense	-	-	-	-	2,539,011	-	-	-	2,539,011
Translation adjustment	-	-	-	-	-	(304,458)	-	(304,458)	(304,458)
Unrealized loss on marketable securities	-	-	-	-	-	(6,454)	-	(6,454)	(6,454)
Net loss	-	-	-	-	-	-	(5,872,889)	(5,872,889)	(5,872,889)
Balance, December 31, 2008	49,155,566	107,023,016	-	-	9,583,860	(1,027,690)	(21,935,093)	(22,962,783)	93,644,093
Stock options exercised	161,003	591,833	-	-	(210,806)	-	-	-	381,027
Stock compensation expense	-	-	-	-	1,804,464	-	-	-	1,804,464
Translation adjustment	-	-	-	-	-	(771,725)	-	(771,725)	(771,725)
Unrealized gain on marketable securities	-	-	-	-	-	9,283	-	9,283	9,283
Net loss	-	-	-	-	-	-	(13,490,210)	(13,490,210)	(13,490,210)
Balance, December 31, 2009	49,316,569	$107,614,849	-	$ -	$ 11,177,518	$ (1,790,132)	$ (35,425,303)	$ (37,215,435)	$ 81,576,932

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2009
OPERATING ACTIVITIES
Net loss for the year	$ (13,490,210)	$ (5,872,889)	$ (8,149,258)	$ (35,177,175)
Items not involving cash:
Other write-offs	-	-	-	255,093
Amortization	73,670	39,945	13,909	176,125
Mineral property costs written off (Note 7)	3,718,518	1,221,019	763,434	5,702,971
Non-cash stock compensation expense	1,804,464	2,539,011	5,256,566	12,875,989

Changes in operating assets and liabilities
Accounts receivable	305,686	(1,692,177)	(373,992)	(2,033,518)
Interest receivable	72,818	91,374	(58,081)	(9,116)
Prepaid expenses	18,851	(60,483)	(8,703)	(91,300)
Accounts payable and accrued liabilities	3,189	605,237	(52,188)	906,606
	(7,493,014)	(3,128,963)	(2,608,313)	(17,394,325)

INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(156,201)	(84,368)	(4,693)	(327,868)
Purchase of marketable securities	-	(10,570)	-	(10,570)
Advances to Minera Los Lagartos, S.A. de C.V.	-	-	-	(113,139)
Acquisition of Minera Los Lagartos, S.A. de C.V.	-	-	-	(357,500)
Investment in Juanicipio JV	(1,215,328)	(2,522,844)	(3,620,630)	(10,319,978)
Mineral rights	(2,156,057)	(2,025,488)	(819,789)	(5,515,078)
Deferred exploration costs	(14,819,336)	(12,976,644)	(5,760,230)	(40,923,248)
Other	-	-	-	(252,420)
	(18,346,922)	(17,619,914)	(10,205,342)	(57,819,801)

FINANCING ACTIVITIES
Issue of share capital	381,027	12,864,131	69,454,032	101,890,906
Issue of special warrants	-	-	-	375,000
	381,027	12,864,131	69,454,032	102,265,906
(DECREASE) INCREASE IN CASH	(25,458,909)	(7,884,746)	56,640,377	27,051,780
CASH AND EQUIVALENTS, BEGINNING OF YEAR	52,262,561	60,147,307	3,506,930	-
CASH AND EQUIVALENTS, END OF YEAR
(Note 2 (e))	$ 26,803,652	$ 52,262,561	$ 60,147,307	$ 27,051,780

Interest paid	$ -	$ -	$ -	$ 12,500

Non-cash investing and financing activities:

Issue of shares in connection with acquisitions	$ -	$ -	$ -	$ 430,000
Issue of shares in exchange for mineral property
option rights	$ -	$ -	$ -	$ 3,220,472

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

1.

CONTINUING OPERATIONS

MAG Silver Corp ("the Company" or "MAG") was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000. On October 5, 2007, the Company moved to the TSX.  Unless the context requires otherwise, references in these consolidated financial statements to the Company include the subsidiaries of the Company whose financial results are consolidated in these financial statements.

The Company is an exploration company working on mineral properties it has staked or acquired by way of option agreement, principally in Mexico. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have any revenue generating operations. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP"), except as described in Note 16 to these consolidated financial statements.

(a)

Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Variable interest entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, Consolidation of Variable Interest Entities ("AcG 15"), are entities in which equity investors do not have the characteristics of a "controlling financial interest"

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)

Principles of consolidation (continued)

or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns.  The Company does not believe that it has any VIEs subject to consolidation. All significant intercompany balances and transactions have been eliminated upon consolidation.  The principal subsidiary at December 31, 2009 is Minera Los Lagartos, S.A. de C.V. ("Lagartos") which holds several properties in Mexico.

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method. Under this method, the Company's share of the investee's earnings or losses is included in operations and its investments therein are adjusted by a like amount. Dividends received from these investments are credited to the investment accounts.

The Company's 44% interest in the Juanicipio Joint Venture (Note 6) is recorded using the equity method.

(b)

Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value of mineral properties and deferred exploration costs, asset retirement obligations, stock based compensation, income tax provisions and contingencies. Actual results may differ from those estimated.

(c)

Asset retirement obligations

The Company records the present value of asset retirement obligations including reclamation costs when the obligation is incurred and it is recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

(d)

Financial instruments

Effective January 1, 2007, the Company adopted CICA Handbook Sections 3855 Financial Instruments - Recognition and Measurement; Section 3861 Financial Instruments - Disclosure and Presentation; Section 3865 Hedges; Section 1530 Comprehensive Income and Section 3251 Equity. As the Company does not undertake hedging activities, the adoption of Section 3865 currently has no impact.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Financial instruments (continued)

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. The Company classifies financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income ("OCI"). Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.  Transaction costs are expensed as incurred.

The Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Accounts receivable and other receivables are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, property and mining taxes payable, convertible debentures, notes payable, and accrued site closure costs are classified as other liabilities, which are measured at amortized cost.

All of the Company's marketable securities have been designated as available-for-sale, and are reported at fair market value.  Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in net income (loss) until realized, and currency translation adjustments on its net investment in self sustaining foreign operations.

(e)

Cash

Due to the low interest rate on deposits and maintaining resources liquid for the Company's ongoing exploration activities the management has maintained the Company's cash in a high income savings account. The cash balance that the Company holds is entirely liquid.

(f)

Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and development of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The carrying values related to abandoned interests are charged to operations at the time of any abandonment.

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Mineral rights and deferred exploration costs (continued)

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

(g)

Equipment

Equipment is recorded at cost and is amortized at the following annual rates:

Computer equipment

30% declining balance

Field equipment

30% declining balance

Leaseholds

2 year straight line

(h)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(i)

Translation of foreign currencies

The Company's functional currency is the Canadian dollar. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

The accounts of self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in accumulated other comprehensive income as a cumulative translation adjustment until they are realized by a reduction in the investment.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

For the year ended December 31, 2009, the Company had 3,881,341 (2008 - 3,312,407) common share equivalents consisting of the common shares issuable upon the exercise of outstanding exercisable stock options and share purchase warrants.  These common share equivalents were not included for the purpose of calculating diluted earnings per share as their effect would be anti-dilutive.

(k)

Stock-based compensation

The fair value of all stock-based compensation and other stock-based payments are estimated using the Black-Scholes-Merton option valuation model and are recorded in operations over their vesting periods.

 (l)

Adoption of new accounting pronouncements

(i)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities ("EIC-173")

In January 2009, the CICA issued Emerging Issues Committee ("EIC") Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities ("EIC-173"). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company's consolidated financial statements.

(ii)

Mining Exploration Costs ("EIC-174")

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs ("EIC-174") which supersedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs ("EIC-126"), to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC 174 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC - 174 did not result in a material impact on the Company's consolidated financial statements.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(iii)

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section was effective in the first quarter of 2009, and the Company has evaluated the requirements of this Section and concluded that the impact is not material to the financial statements.

(iv)

Amendment to Financial Instruments - Disclosures ("Section 3862")

During 2009, CICA Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862"), was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Valuation based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Valuation techniques based on inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Valuation techniques based on inputs that are not based on observable market data.

Refer to notes 4 and 11 for the relevant disclosures.

(m)

Recent Accounting Pronouncements

(i)

Convergence with International Financial Reporting Standards

Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011 ("Changeover Date").  Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements. The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and provide comparative data on an IFRS basis as required.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ii)

Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interest. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted. The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

3.

ACCOUNTS RECEIVABLE

	Dec. 31, 2009	Dec. 31, 2008
Goods and services tax recoverable	$ 45,239	$ 44,633
Mexican value added tax ("IVA") recoverable	1,493,337	2,190,188
Other	494,942	104,383
	$ 2,033,518	$ 2,339,204

4.

MARKETABLE SECURITIES

In 2008 the Company purchased 1,000 shares of Fresnillo plc, a company which holds a 56% interest in Minera Juanicipio, S.A. de C.V. (Note 6).

At December 31, 2009, the Company holds the following marketable securities:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)
Fresnillo PLC	1,000	10,570	2,829	13,399

At December 31, 2008, the Company had the following marketable securities:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized (Losses) ($)	Fair Value ($)
Fresnillo PLC	1,000	10,570	(6,454)	4,116

During the year ended December 31, 2009 the Company recognized an unrealized gain of $9,283 (2008 - loss of $6,454) on the above marketable securities designated as available-for-sale instruments in other comprehensive income. Overall the Company has an accumulated unrealized gain of $2,829.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

5.

EQUIPMENT AND LEASEHOLDS

December 31, 2009
		Accumulated	Net book
	Cost	depreciation	value

Computer equipment	$ 133,367	$ 63,123	$ 70,244
Field equipment	150,744	71,918	78,826
	$ 284,111	$ 135,041	$ 149,070

	December 31, 2008
		Accumulated	Net book
	Cost	depreciation	value

Computer equipment	$ 60,709	$ 33,018	$ 27,691
Field equipment	67,201	38,135	29,066
Leasehold improvements	26,084	16,302	9,782
	$ 153,994	$ 87,455	$ 66,539

Equipment is recorded at cost and is amortized on the declining balance basis at the following annual rates:

Computer equipment and software

 30%

Field equipment

 30%

The leasehold improvements were depreciated on a straight-line basis over the two year term of the lease.

6.

INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V.

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate acquisitions the Company acquired a 100% interest in the Juanicipio Property in exchange for total consideration of $919,458. Of this amount, $656,125 was paid in cash and 366,667 common shares of the Company were issued at a value of $263,333.

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the "Agreement") with Industrias Penoles, S.A. de C.V. ("Penoles"), the Company granted to Penoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Penoles conducting US$5,000,000 of exploration on the property over four years and Penoles purchasing US$1,000,000 of Common Shares of the Company in two tranches for US$500,000 each.

In mid 2007, Penoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Penoles created an operating company named Minera Juanicipio, S.A. de C.V. ("Minera Juanicipio") for the purpose of holding and operating the Juanicipio Property. In 2008, Penoles restructured and transferred its 56% interest of Minera Juanicipio into a new company called Compania Fresnillo S.A. de C.V., which then transferred its interest to Fresnillo plc ("Fresnillo") pursuant to a statutory merger.  Minera Juanicipio is held as to 56% by Fresnillo and 44% by the Company.  In December 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company and Penoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

6.

INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V. (continued)

To capitalize Minera Juanicipio, the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Penoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Penoles received 70.28 million pesos ($6.679 million) against its contribution of surface rights and the Company's 44% share of exploration costs incurred by Penoles subsequent to the completion of their earn-in and up to December 31, 2007.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish its 44% interest.

Effective December 31, 2007 the Company concluded that the functional currency of Minera Juanicipio was the Mexican peso as expenditures in Minera Juanicipio were principally being incurred in pesos and funded by advances from the venturers which were denominated in pesos. The Company translates its net investment in Minera Juanicipio using the current rate method with translation gains and losses recorded in other comprehensive loss which is a component of shareholders' equity, until there is a realized reduction in the net investment.

The Company owns a 44% interest in Minera Juanicipio. The Company's historical investment relating to its interest in the Juanicipio property and Minera Juanicipio are detailed as follows:

Summary of the Audited Statements of Minera Juanicipio

At December 31, 2009 the assets of Minera Juanicipio consisted of cash and short term investments in the amount of 1 million pesos ($80,500), value added taxes recoverable and other receivables in the amount of 4.17 million pesos ($333,800) and mineral, surface rights and exploration expenditures in the amount of 223.27 million pesos ($17.89 million).  Payables to Penoles and other vendors for exploration work amounted to 0.84 million pesos ($67,600) while shareholders equity was 227.59 million pesos ($18.23 million).

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Year ended December 31, 2009
	(Batopilas)				Sierra de		Cinco de
	Don Fippi	Guigui	Lagartos NW	Lagartos SE	Ramirez		Mayo		Other	Total
Acquisition costs of
mineral & surface rights
Bal., beginning of year	$ 1,422,672	$ 1,571,172	$ 50,032	$ 36,458	$ 1,359,747	$ -	$ 1,373,416	$ -	$ 1,065,563	$ 6,879,060
Incurred during period	-	5,398	-	-	166,156	-	1,630,305	-	354,198	2,156,057
Less amounts written off	-	-	-	-	(1,525,903)	-	-	-	-	(1,525,903)
Balance, end of period	$ 1,422,672	$ 1,576,570	$ 50,032	$ 36,458	$ -	$ -	$ 3,003,721	$ -	$ 1,419,761	$ 7,509,214

Deferred exploration costs
Camp costs	$ 28,880	$ 894	$ -	$ 109,371	$ 66,458	$ -	$ 264,037	$ -	$ 114,392	$ 584,032
Drilling	4,519	-	-	2,485,917	1,131,858	-	4,782,348	-	1,314,839	9,719,481
Geochemical	3,404	-	-	142,911	96,396	-	529,893	-	92,706	865,310
Geological	82,483	7,820	74	371,674	241,661	-	941,905	-	333,704	1,979,321
Geophysical	-	-	-	-	-	-	336,220	-	756	336,976
Gov't fees and licenses	12,181	41,083	100,862	97,528	53,125	-	143,442	-	132,772	580,993
Site administration	6,335	115	-	20,082	12,399	-	41,624	-	20,443	100,998
Travel	14,908	532	-	25,154	16,580	-	45,596	-	27,269	130,039
Transport and shipping	4,407	-	-	18,772	8,867	-	43,029	-	17,111	92,186
	157,117	50,444	100,936	3,271,409	1,627,344	-	7,128,094	-	2,053,992	14,389,336
Bal., beginning of year	4,797,597	1,462,929	1,204,960	5,330,430	565,271	-	10,773,036	-	1,102,975	25,237,198
Less amounts written off	-	-	-	-	(2,192,615)	-	-	-	-	(2,192,615)
Balance, end of period	$ 4,954,714	$ 1,513,373	$ 1,305,896	$ 8,601,839	$ -	$ -	$ 17,901,130	$ -	$ 3,156,967	$ 37,433,919

	Year ended December 31, 2008
	(Batopilas)				Sierra de		Cinco de
	Don Fippi	Guigui	Lagartos NW	Lagartos SE	Ramirez		Mayo	Sello	Other	Total
Acquisition costs of
mineral rights
Bal., beginning of year	$ 1,422,672	$ 1,571,172	$ 50,032	$ -	$ 800,736	$ -	$ 610,448	$ 105,852	$ 510,495	$ 5,071,407
Incurred during year	-	-	-	36,458	559,011	-	762,968	12,983	555,068	1,926,488
Less amounts written off	-	-	-	-	-	-	-	(118,835)	-	(118,835)
Balance, end of year	$ 1,422,672	$ 1,571,172	$ 50,032	$ 36,458	$ 1,359,747	$ -	$ 1,373,416	$ -	$ 1,065,563	$ 6,879,060

Deferred exploration costs
Camp costs	$ 92,205	$ -	$ 22,855	$ 79,831	$ 19,892	$ -	$ 322,858	$ 13,429	$ 65,541	$ 616,611
Drilling	913,389	-	778,171	537,063	-	-	6,084,484	485,327	458,376	9,256,810
Geochemical	59,362	-	4,623	45,229	847	-	384,988	13,584	19,432	528,065
Geological	260,151	-	93,775	209,652	55,298	-	807,465	48,665	258,769	1,733,775
Geophysical	63,829	-	8,162	3,398	2,063	-	214,263	-	-	291,715
Gov't fees and licenses	9,774	12,529	162,886	204,838	37,440	-	77,380	27,424	101,617	633,888
Site administration	14,863	-	6,453	12,120	4,426	-	44,452	2,535	13,252	98,101
Travel	36,988	-	6,377	17,522	10,677	-	58,062	6,696	33,694	170,016
Transport and shipping	2,623	-	805	629	-	-	3,405	50	151	7,663
	1,453,184	12,529	1,084,107	1,110,282	130,643	-	7,997,357	597,710	950,832	13,336,644
Bal., beginning of year	3,344,413	1,450,400	120,853	4,220,148	434,628	-	2,775,679	504,474	152,143	13,002,738
Less amounts written off	-	-	-	-	-	-	-	(1,102,184)	-	(1,102,184)
Balance, end of year	$ 4,797,597	$ 1,462,929	$ 1,204,960	$ 5,330,430	$ 565,271	$ -	$ 10,773,036	$ -	$ 1,102,975	$ 25,237,198

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (continued)

(a)

      Don Fippi (Batopilas) Property

The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. To December 31, 2009, the Company has incurred $4,954,714 in exploration costs on the property.

(b)

Guigui Property

The Company has a 100% interest in mining concessions located in the Santa Eulalia (Guigui), Chihuahua district of Mexico, subject to a royalty of 2.5% of the Net Smelter returns obtained from the property. To December 31, 2009, the Company has incurred $1,513,373 in exploration costs on the property.

(c)

Lagartos Properties

The Company has acquired a 100% interest in exploration concessions on mining claims (Lagartos) on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges.

To December 31, 2009, the Company has incurred $1,305,896 in exploration costs on the Lagartos NW property and $8,601,839 in exploration costs on the Lagartos SE property.

(d)

Sierra Ramirez Property

Under a 2003 agreement, as later amended in 2006, the Company had an option to acquire a 100% interest in certain mining concessions located in the Sierra Ramirez district in Durango, Mexico.  To December 31, 2009, the Company has incurred $2,192,615 in exploration costs on the property.  Based on exploration to date management is of the view that the results to date do not support the capitalised value of this property.  The Company wrote down acquisition and deferred exploration costs of $3,718,518 relating to the Sierra Ramirez property during the year. The Company is in the process of cancelling all option agreements with this property.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (continued)

 (e)

Cinco de Mayo Property

On February 26, 2004, the Company entered into an option agreement to acquire a 100% interest in the Cinco de Mayo property (the "Cinco de Mayo Property"), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, as later amended, the Company was obligated to make scheduled cash and share payments together worth US$1,000,000 and incur exploration expenditures totalling US$1,000,000 by July 26, 2009.  To December 31, 2009 the Company has paid $1,057,575 (US$900,000) in cash, issued 165,670 common shares at a value of $266,630 and has completed $17,901,130 in exploration costs.

During the year ended December 31, 2008, the Company acquired a 100% interest in certain mining concessions internal to the Cinco de Mayo property from two separate vendors. The Company made a one-time payment of $445,065 (US$350,000) for these mining concessions.

During the year ended December 31, 2009, the Company acquired a 100% interest in certain mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors. The Company made a one-time payment of $445,198 for these mining concessions.

During the year ended December 31, 2009, the Company purchased surface rights in the Cinco de Mayo area for $789,253.

(f)

Sello Property

On December 8, 2006, the Company entered into an agreement to acquire a 100% interest in the Sello and Sello Uno claims located in Zacatecas State.  During 2008 the Company entered into an agreement to acquire a 100% interest in the El Oro claims located adjacent to the Sello property.  Based on results the Company terminated these option agreements in 2008 and wrote off total deferred acquisition and exploration costs of $1,221,019.

(g)

Other Properties

At December 31, 2009, the Company has capitalized $1,419,761 in acquisition costs on other properties in Mexico.  The Company is obligated to make additional scheduled cash payments totalling US$2,710,000 to July 14, 2014 if it wishes to maintain its acquisition rights under the referred option agreements as well as incur approximately another $US2,800,000 in exploration expenditures on the San Ramone claims by July 14, 2013.

The other properties consist of the Zacatecas claims, the La Lorena claims, the Nuevo Mundo claims, the Camino Duro claims, the Salemex claim options and the San Ramone claim options. During the period ended December 31, 2009, the Company completed approximately $2,053,992 in exploration costs including $1,014,751 in drilling and other exploration costs on the Salemex claims, $437,748 on the Nuevo Mundo claims, and $478,852 on the San Ramon claims. Another $122,641 in exploration costs was spent on the remaining other properties.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

8.

SHARE CAPITAL

(a)

Issued and outstanding

At December 31, 2009, there were 49,316,569 shares outstanding.

During the year ended December 31, 2009, 161,003 stock options were exercised for cash proceeds of $381,027.

During the year ended December 31, 2008, 1,137,000 share purchase warrants were exercised for proceeds of $11,370,000 and 1,064,370 stock options were exercised for cash proceeds of $1,482,195.

During the year ended December 31, 2007, 2,883,486 share purchase warrants were exercised for proceeds of $5,994,656 and 382,100 stock options were exercised for cash proceeds of $811,362.

On November 27, 2007, the Company closed a brokered private placement for 3,000,000 common shares of the Company at a price of $15.50 per share for gross proceeds of $46,500,000. The Company paid a 5.0% commission to the underwriters on this placement. Legal, syndicate, and filing costs totaled an additional $208,484.

On February 14, 2007, the Company closed a brokered private placement for 2,550,000 units at $7.25 a unit for gross proceeds of $18,487,500. Each unit was comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 until February 14, 2008. Of the gross proceeds, $15,999,799 was assigned to the common shares included in the units and $2,487,701 to the warrants. The Company paid a 6.0% cash commission to the underwriters on this placement. Legal, syndicate, and filing costs totaled an additional $127,902.

On February 14, 2007, the Company closed a non-brokered private placement for 195,000 units, while a further 15,000 units were closed February 15, 2007 for a total of 210,000 at $7.25 a unit for gross proceeds of $1,522,500. Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 until February 14, 2008 (and in some cases February 15, 2008).  Of the gross proceeds, $1,317,630 was assigned to the common shares included in the units and $204,870 to the warrants. The Company paid a 6.0% finder's fee on this placement comprised of $91,350 in cash.

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees. At the Annual General and Special Meeting of the Shareholders held on March 24, 2009 the Shareholders approved the Amended and Restated Stock Option Plan (the "Plan") which fixed the maximum number of stock options that may be granted to 4,921,056.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

8.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

The following table summarizes the Company's options:

	Year ended	Weighted	Year ended	Weighted	Year ended	Weighted
	Dec. 31,	average	Dec. 31,	average	Dec. 31,	average
	2009	exercise price	2008	exercise price	2007	price
Balance outstanding,
beginning of year	3,312,407	$ 6.59	3,805,700	$ 4.44	3,352,800	$ 2.31
Activity during the year
Options granted	761,125	5.68	578,765	11.23	835,000	11.93
Options forfeited	(31,188)	13.50	(7,688)	11.75	-	-
Options exercised	(161,003)	2.37	(1,064,370)	1.39	(382,100)	2.12
Balance outstanding,
end of year	3,881,341	$ 6.53	3,312,407	$ 6.59	3,805,700	$ 4.44

The following table summarizes options outstanding and exercisable at December 31, 2009:

	outstanding at	remaining	average
Exercise	December 31,	contractual life	exercise
price	2009	(years)	price
$ 1.00	60,000	0.92	$ 1.00
1.06	460,000	0.05	1.06
2.00	50,000	1.46	2.00
2.46	127,000	1.56	2.46
3.00	487,500	1.10	3.00
3.12	11,000	1.67	3.12
3.56	13,000	1.22	3.56
4.04	130,030	1.25	4.04
5.32	223,617	4.48	5.32
5.36	462,500	1.95	5.36
5.54	327,822	4.31	5.54
5.90	25,000	4.85	5.90
6.32	183,983	4.96	6.32
7.56	35,000	2.07	7.56
7.62	50,000	3.73	7.62
8.80	200,000	2.15	8.80
9.40	45,000	2.25	9.40
10.01	240,264	3.50	10.01
12.91	274,625	3.12	12.91
14.15	425,000	2.79	14.15
14.70	50,000	2.59	14.70
	3,881,341	2.38	$ 6.53

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

8.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

At the date the Agreements are entered into, the exercise price of each option is set no lower than the fair value of the common shares at the date of grant.

During the year ended December 31, 2009, the Company granted 761,125 stock options, (2008 - 578,765, of which 7,688 were later forfeited). The Company has recorded $1,804,465 (2008 - $2,539,011) of compensation expense relating to stock options vested to employees and consultants in the year ended December 31, 2009.

For the year ended December 31, 2009, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid (2008 - no dividends paid), a weighted average volatility of the Company's share price of 61% (2008 - 49%), an annual risk free interest rate of 2.04% (2008 - 3.37%) and expected lives of three years, (2008 - expected lives of three years).

9.

CAPITAL RISK MANAGEMENT

The Company's objectives in managing its liquidity and capital are to safeguard the Company's ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, common share purchase warrants, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at December 31, 2009, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

10.

FINANCIAL RISK MANAGEMENT

The Company's operations consist of the acquisition, exploration and development of district scale projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

10.

FINANCIAL RISK MANAGEMENT (Continued)

(a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)

Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall, the Company's credit risk has not changed significantly from the prior year.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk the Company's policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating. At December 31, 2009 there were no cash equivalents.

(iii)

Derivative financial instruments

As at December 31, 2009, the Company has no derivative financial instruments. MAG may in the future enter into derivative financial instruments in order to manage credit risk. Only derivative financial instruments with highly rated investment grade counterparties will be considered.

(iv)

Mexican value added tax

At year end the Company had a receivable of $1,493,337 from the Mexican government for value added tax. Although full recovery is expected by management, recoveries to date have been intermittent.

The Company's maximum exposure to credit risk at December 31, 2009 is as follows:

	Dec. 31,2009	Dec. 31, 2008
Cash	$ 30,925	$ 414,359
Accounts Receivable	1,493,337	2,294,571
	$ 1,524,262	$ 2,708,930

(b)

Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

10.

FINANCIAL RISK MANAGEMENT (Continued)

(c)

Currency risk

The Company's functional currency is the Canadian dollar and therefore the Company's net earnings and other comprehensive earnings are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's foreign currency exposures comprise limited amounts of cash and cash equivalents and accounts payable and accrued liabilities denominated in Mexican pesos and United States dollars. Several of the Company's options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican pesos or in United States dollars. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  Appreciation in the Mexican peso or the United States dollar against the Canadian dollar will increase our cost of operations. A decrease in the United States dollar or the Mexican peso against the Canadian dollar will result in a loss on our books to the extent we hold funds in either currency. The Company is also exposed to inflation risk in Mexico.

The most significant foreign exchange impact on the Company's net income is the translation of foreign currency based earnings into Canadian dollars in each reporting period. All of the Company's foreign subsidiaries report their operating results in currencies other than the Canadian dollar. Therefore, exchange rate movements in the Mexican peso relative to the Canadian dollar will impact the consolidated results of the Mexican operations in Canadian dollar terms.

The sensitivity of the Company's net loss and other comprehensive loss for the year ended December 31, 2009 due to changes in the exchange rate for the Mexican peso in relation to the Canadian dollar is summarized in the following table expressed as the increase in the net loss and comprehensive loss for each 10% appreciation in the Canadian dollar:

Net Loss	$ 1,800,582
Other comprehensive loss	605,601
Comprehensive loss	$ 2,406,183

A 10% depreciation in the Canadian dollar against the Mexican peso would have a similar decrease in net loss.

 (d)

Interest rate risk

The Company's interest revenue earned on cash and cash equivalents is exposed to interest rate risk. A continued decrease in interest rates as was seen at the end of 2009 would result in lower interest income in 2010.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

11.

FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company's financial instruments include cash and cash equivalents, accounts receivable, interest receivable, marketable securities, and accounts payable and accrued liabilities. The carrying values of cash and cash equivalents, accounts receivable, interest receivable, and accounts payable and accrued liabilities reported in the consolidated balance sheet approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

There were no financial instruments fair valued within Levels 2 or 3 of the fair value hierarchy as at December 31, 2009.

12.

SEGMENTED INFORMATION

The Company operates in one segment, being the exploration of mineral properties in Mexico. Substantially all of the Company's long term assets are located in Mexico and the Company's executive and head office is located in Canada.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

13.

RELATED PARTY TRANSACTIONS

The Company paid or accrued non-executive directors fees of $258,750 during the year ended December 31, 2009 (2008 - $305,750).

For the year ended December 31, 2008, a private company controlled by an officer of the Company received $170,424 in compensation for consulting services.

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. ("Cascabel") and IMDEX Inc. ("Imdex").  Since January 2006, these companies have a common director with the Company.  During the year ended December 31, 2009, the Company accrued or paid Cascabel and Imdex consulting, administration and travel fees totaling $291,871 (2008 - $194,590) and exploration costs totaling $2,982,276 (2008 - $2,504,237) under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd., a company with two common directors and common officer. During the period ended December 31, 2009, the Company accrued or paid Platinum Group Metals Ltd. $135,751 under the office service agreement (2008 - $135,777).

During the year ended December 31, 2007, the Company entered into a new two year office lease agreement with Anthem Works Ltd. ("Anthem"), a company with a common director.  During the year ended December 31, 2009, the Company accrued or paid Anthem $87,444 under the office lease agreement (2008 - $83,556).

The office services agreement with Platinum Group Metals Ltd. and the office lease with Anthem Works Ltd. were terminated with effect at December 31, 2009 and the Company is operating as of January 1, 2010 from premises leased from an arm's length third party and is providing its own office services.

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

14.

COMMITMENTS

The Company's minimum payments under its five year office lease agreement which was entered into during the year ended December 31, 2009, are as follows:

2010	150,602
2011	156,209
2012	156,209
2013	160,556
2014	160,556
$784,132

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

15.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2009	2008	2007

Statutory tax rates	30.00%	31.00%	34.12%

Recovery of income taxes computed at statutory rates	$ 4,047,063	$ 1,820,596	$ 2,771,112
Non-deductible expenses	(732,440)	(790,232)	(1,780,305)
Lower effective tax rate on loss in foreign jurisdictions	(91,466)	(42,223)	(48,648)
Change in valuation allowance	(2,596,426)	(832,445)	(1,601,926)
Other	(626,731)	(155,696)	659,767
Income tax recovery	$ -	$ -	$ -

The approximate tax effect of each item that gives rise to the Company's future income tax assets at December 31, 2009 and 2008 are as follows:

	2009	2008
Canadian operating loss carryforwards	$ 3,657,703	$ 2,616,778
Mexican operating loss carryforwards	13,263,426	8,646,430
Canadian capital losses carried forward	31,553	65,629
Cumulative eligible capital	599,290	-
Share issuance costs and other	459,267	749,501
Total future income tax assets	18,011,239	12,078,338
Less valuation allowance	(6,558,926)	(3,962,500)
Net future income tax assets	11,452,312	8,115,838
Future income tax liability
Excess of book value of mineral rights and deferred
exploration costs over tax values	(11,452,312)	(8,115,838)
Net future income tax assets	$ -	$ -

At December 31, 2009, the Company has non-capital loss carryforwards aggregating $14,631,000, which expire over the period between 2010 and 2029, available to offset future taxable income and capital loss carryforwards of $252,000, which are available only to offset future capital gains for Canadian tax purposes and may be carried forward indefinitely.

At December 31, 2009, the Company has tax loss carryforwards in Mexico aggregating $42,869,000, which expire between 2013 and 2020, available to offset future taxable income.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP and from practices prescribed by the United States Securities and Exchange Commission ("SEC").

Consolidated Balance Sheets

The significant measurement differences between Canadian GAAP and U.S. GAAP with respect to the Company's consolidated balance sheets as at December 31, 2009 and 2008 are as follows:

As at December 31	2009	2008

Total assets under Canadian GAAP	82,653,538	95,147,510
Adjustment to exploration expenditures (a)	(37,433,919)	(25,237,198)
Cumulative adjustment to mineral and surface rights (b)	(601,000)	(601,000)
Adjustment to investment in JVV (c)	(1,171,441)	(1,296,023)
Total assets under US GAAP	43,447,178	68,013,289

Total liabilities under Canadian and US GAAP	1,076,606	1,503,417

Shareholders' equity under Canadian GAAP	81,576,932	93,644,093
Cumulative mineral properties adjustment (a)	(37,433,919)	(25,237,198)
Cumulative adjustment to mineral and surface rights (b)	(601,000)	(601,000)
Cumulative share of loss in significantly influenced
investment (c)	(1,875,120)	(1,822,207)
Cumulative adjustment to accumulated other
comprehensive income (c)	703,679	526,184
Shareholders' equity under US GAAP	42,370,572	66,509,872
Total liabilities and shareholders' equity under
US GAAP	43,447,178	68,013,289

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Loss and Comprehensive Loss

				Cumulative amount from April 21, 1999 to December 31,
Years ended December 31	2009	2008	2007	2009

Net loss under Canadian GAAP	(13,490,210)	(5,872,889)	(8,149,258)	(35,425,303)
Deferred exploration costs (a)	(12,196,721)	(12,234,460)	(5,668,857)	(37,433,919)
Amortization of mineral rights (b)	-	-	-	(601,000)
Equity in significantly influenced
investment (c)	(52,913)	(75,565)	378,409	(1,875,120)
Compensation expense (d)	-	-	-	(600,000)
Stock-based compensation for
employees and directors (d)	-	-	-	482,659
Net loss under US GAAP	(25,739,844)	(18,182,914)	(13,439,706)	(75,452,683)
Other comprehensive income under
Canadian GAAP	(762,442)	(310,912)	(716,778)	(1,790,132)
Adjustment to other comprehensive
Loss under US GAAP (c)	177,495	42,617	483,567	703,679
Comprehensive loss under US GAAP	(26,324,791)	(18,451,209)	(13,672,917)	(76,539,136)

Basic and diluted loss per share under
US GAAP	$ (0.53)	$ (0.38)	$ (0.32)

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Cash Flows

				Cumulative
				amount from
				April 21,
				1999 to
				December 31,
Years ended December 31	2009	2008	2007	2009
Operating activities
Operating activities under
Canadian GAAP	$ (7,493,014)	$ (3,128,963)	$ (2,608,313)	$(17,642,453)
Reclassification of deferred exploration
costs (a)	(14,819,336)	(12,976,644)	(5,760,230)	(40,923,248)
Operating activities under US GAAP	$(22,312,350)	$(16,105,607)	$ (8,368,543)	$(58,565,700)

Investing activities
Investing activities under
Canadian GAAP	$(18,346,922)	$(17,619,914)	$(10,205,342)	$(57,819,801)
Reclassification of deferred
exploration costs (a)	14,819,336	12,976,644	5,760,230	40,923,248
Investing activities under US GAAP	$ (3,527,586)	$ (4,643,270)	$ (4,445,112)	$(16,896,554)

Financing activity
Financing activity under
Canadian and US GAAP	$ 381,027	$ 12,864,131	$ 69,454,032	$102,265,906

(a)

Exploration expenditures

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of economically exploitable reserves.  For US GAAP purposes the Company therefore expensed its exploration expenditures.

(b)

Mineral and surface rights acquisition costs

Previously, under US GAAP, the costs of acquisition of mineral property rights were generally classified as intangible assets and were amortized over their useful life, which in the case of a mineral right on a property without proven and probable reserves, was the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights are generally considered as tangible property.  As a result, for US GAAP purposes, the Company had previously amortized the cost of the mining rights acquired in prior years on a straight line basis over the period that further exploration was expected to occur on the properties which varied from 15 months to 31 months.  In 2004 the Financial Accounting

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

standards Board in the U.S. concluded that mineral rights have the characteristics of tangible assets.  The effect of this new standard is that mineral rights are no longer required to be amortized to the extent they are considered tangible assets until such date as they are commercially exploited.  The Company adopted this standard effective January 1, 2004 on a prospective basis and is therefore no longer amortizing the cost of acquiring mineral property rights.

(c)

Equity in significantly influenced investment

Under Canadian GAAP, the investment in the Juanicipio Joint Venture is accounted for under the equity method for which there is no material difference from US GAAP, except that the underlying results of operations are adjusted to conform with US GAAP prior to the calculation of the Company's share of equity income (loss).  The significant conforming adjustment to the operating results relates to the accounting for mineral exploration expenditures. The adjustment to earnings for US GAAP purposes also impacts the cumulative translation adjustment recorded in accumulated other comprehensive income.

(d)

Accounting for stock-based compensation

On January 1, 2006, the Company adopted for U.S. GAAP purposes, the FASB issued ASC 815 guidance on Accounting for derivative instruments and hedging activities for Share-Based Payment, which requires the recognition of compensation expense for all share-based payment awards. The guidance requires the Company to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of such award will be recognized over the period during which services are provided in exchange for the award, generally the vesting period. The Company adopted the guidance using the modified prospective transition method. Under this method, compensation expense recognition provisions are applicable to new awards and to any awards modified, repurchased or cancelled after the adoption date. Additionally, for any unvested awards outstanding at the adoption date, compensation cost is recognized over the remaining service period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior periods are not restated for comparative purposes.

Prior to the adoption of ASC 815, the Company recognized stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25) "Accounting for Stock Issued to Employees" and applied the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation" as if the Company had applied the fair value method to measuring stock- based compensation expense.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)

Uncertain tax positions

Effective January 1, 2007, the Company adopted for U.S. GAAP purposes, the FASB issued ASC 740-10 guidance on Accounting for Uncertainty in Income Taxes.  This guidance prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This adoption had no impact on the Company's consolidated financial statements prepared under U.S. GAAP. The Company has not de-recognized any tax benefits or recognized any changes in the classification of tax liabilities during the year ended December 31, 2009.

f)

Fair value measurements

In September 2006, the FASB issued ASC 820-10 guidance on Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and was applicable to the Company beginning in the first quarter of 2008. Prospective application is required for the Company. The Company is currently evaluating the impact of this guidance.

g)

Recent U.S. Accounting Pronouncements

(i)

FASB Accounting Standard Codification ("ASC") No. 805, Business Combinations ("ASC 805")

ASC 805, Business Combinations improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Since ASC 805 will only be applicable to future business combinations, it will not have a significant effect on the Company's financial position, results of operations or cash flows prior to such acquisitions.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

 (ii)

FASB Accounting Standard Codification ("ASC") No. 810, Consolidation ("ASC    810")

In December 2007, the FASB issued ASC 810, "Consolidation". ASC 810 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. ASC 810 changes the way the consolidated earnings (loss) statement is presented by requiring consolidated net earnings (loss) to be reported including the amounts attributable to both the parent interest and the non-controlling interest. The Standard requires disclosure on the face of the consolidated statement of operations of the amounts of consolidated net earnings (loss) attributable to the parent interest and to the non-controlling interest. ASC 810 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company expects that the adoption of ASC 810 will not have significant effect on the Company's financial position, results of operations or cash flows.

(iii)

FASB Accounting Standard Codification ("ASC") No. 815, Derivatives and Hedging ("ASC 815")

The FASB issued ASC 815, Derivatives and Hedging, which revises disclosure requirements for derivative instruments and hedging activities. It requires disclosure by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument and requires an additional disclosure about the current status of the payment/performance risk of a guarantee.  The Standard is effective for financial statements issued for years beginning after November 15, 2008 and interim periods within those years. The company is currently assessing the impact of ASC 815 on its future disclosures.

(iv)

FASB Accounting Standard Codification ("ASC") No. 855, Subsequent events ("ASC 855")

The FASB issued ASC 855, Subsequent events, which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This Standard is effective for interim or annual periods ending after June 15, 2009 and its adoption had no impact on the Company's financial statements.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(v)

FASB Accounting Standards Codification ("ASC") No. 105, Generally Accepted Accounting Principles ("ASC 105")

The FASB issued ASC 105, Generally Accepted Accounting Principles, which identifies the source of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities presented in conformity with US GAAP. It is effective for interim and annual periods ending after September 15, 2009. The adoption of this Standard will be applied prospectively.

(vi)

FSAB Accounting Standards Codification ("ASC") 825, Financial Instruments  ("ASC 825")

The FASB issued ASC 825, Financial Instruments, which requires disclosures about fair value of financial instruments in interim financial statements of public companies (rather than just annually), and requires those disclosures in summarized financial information at interim periods. ASC 825 is effective for periods ending after June 15, 2009. The adoption of this Standard had no significant impact of the Company's financial statements.

(vii)

FSAB Accounting Standards Codification ("ASC") 325 - Investments - Other  ("ASC 325")

ASC 325, Investments - Other, is effective for interim and annual reporting periods ending after December 15, 2008. The goal is to achieve a more consistent determination of whether an other-than-temporary impairment has occurred and reemphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in ASC 815. The adoption of this Standard had no impact on the Company's results of operations and financial position.

(viii)

FSAB Accounting Standards Codification ("ASC") 820 - Fair Value Measurements and Disclosures ("ASC 820")

This Standard provides additional guidance to highlight and expands on the factors that should be considered in estimating fair value when there has been a significant decrease in market activity for a financial asset. The Standard is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. In the period of adoption, a reporting entity must disclose any changes in valuation techniques and related inputs resulting from the application of this Standard, and quantify the total effect of the change in valuation techniques and related inputs, if practicable, by major category. The adoption of this Standard had no impact on the Company's results of operations and financial position.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

 (ix)

 FSAB Accounting Standards Codification ("ASC") 320 - Investments - Debt and Equity disclosures ("ASC 320")

ASC 320 changed (1) the method for determining whether an other-than-temporary impairment exists for debt securities and (2) the amount of an impairment charge to be recorded in earnings. The Standard is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. In the period of adoption, an entity must provide the disclosures required by FASB Statement No. 154, Accounting Changes and Error Corrections, for changes in accounting principles. The adoption of this Standard had no impact on the Company's results of operations and financial position.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

Consolidated schedule of share capital since inception

MAG SILVER CORP.
(An exploration stage company)
Consolidated schedule of share capital since inception
(expressed in Canadian dollars)
	Common shares
	without par value
	Number	Price	Amount
For cash	1,500,000	$ 0.10	$ 15,000,000
Balance, December 31, 1999	1,500,000		150,000
For cash	1,500,000	0.16	240,222
Balance, December 31, 2000	3,000,000		390,222
Balance, December 31, 2001	3,000,000		390,222
For cash	-	-	-
Balance, December 31, 2000, 2001, 2002	3,000,000		390,222
For cash	11,500,000	0.50	5,109,766
Conversion of special warrants	2,400,000	0.16	375,000
Agent's administration	10,000	0.50	5,000
For finders' fee	500,000	0.50	250,000
For mineral property	200,000	0.50	100,000
Issuance to acquire Lexington	200,000	0.90	180,000
For cash on exercise of warrants	5,183,995	0.20 - 0.75	3,068,996
For cash on exercise of stock options	100,000	0.20 - 0.50	26,000
Balance, December 31, 2003	23,093,995		9,504,984
For mineral properties	1,358,793	0.62 - 2.00	1,578,752
For cash on exercise of warrants	1,236,750	0.20 - 0.75	480,562
For cash on exercise of stock options	140,000	0.20 - 0.77	68,070
Balance, December 31, 2004	25,829,538		11,632,368
For cash	7,201,176	0.94	6,771,672
For mineral properties	1,654,679	0.70 - 0.95	1,337,289
For cash on exercise of warrants	1,400,755	0.50 - 0.75	1,046,566
For cash on exercise of stock options	105,500	0.20 - 0.50	24,290
Balance, December 31, 2005	36,191,648		20,812,185
For cash pursuant to private placement	245,716	2.35	577,433
For mineral properties	85,043	2.25 - 2.75	204,431
For cash on exercise of warrants	944,503	1.35	1,275,079
For cash and contributed surpluson exercise of stock options	461,700	0.50 - 4.04	564,814
Balance, December 31, 2006	37,928,610		23,433,942
For cash pursuant to private placements	5,760,000	7.25 - 15.50	59,955,443
For cash and contributed surplus on exercise of warrants	2,883,486	1.35 - 10.00	6,468,783
For cash and contributed surpluson exercise of stock options	382,100	0.50 - 9.40	1,247,472
Balance, December 31, 2007	46,954,196		91,105,640
For cash and contributed surplus on exercise of warrants	1,137,000	10.00	13,588,444
For cash and contributed surpluson exercise of stock options	1,064,370	0.50 - 5.36	2,328,932
Balance, December 31, 2008	49,155,566		107,023,016
For cash and contributed surpluson exercise of stock options	161,003	1.06 - 5.54	591,833
Balance, December 31, 2009	49,316,569		$ 107,614,849

17.

SUBSEQUENT EVENTS

Subsequent to December 31, 2009, 571,473 common shares were issued pursuant to the exercises of 571,473 stock options at prices between $1.06 and $6.32 per share for aggregate proceeds of $878,911. In March 2010, there were 50,000 incentive stock options granted at a price of $6.87 per share.

MAG SILVER CORP. (An exploration and predevelopment stage company) Annual Management Discussion & Analysis For the year ended December 31, 2009
Dated: March 25, 2010

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE-A: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

MAG Silver Corp. ("we", "MAG" or the "Company") is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The company is based in Vancouver, British Columbia, Canada.  Our common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE Amex under the symbol MVG.  The Company is a "reporting issuer" in the Provinces of British Columbia, Alberta and Ontario and is a "reporting foreign issuer" in the USA.

The following management discussion and analysis ("MD&A") of MAG focuses on the financial condition and results of operations of the Company for the years ended December 31, 2009 and 2008.  It is prepared as of March 25, 2010 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009 and the audited consolidated financial statements of the Company for the year ended December 31, 2008, together with the notes thereto.  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

The Company believes it is a Passive Foreign Investment Company ("PFIC"), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company's Common Shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company's common shares are encouraged to consult their own tax advisers.

In December of 2008, London Stock Exchange listed Fresnillo plc announced an intention to make a hostile bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its ownership of 19.8% of MAG, was in the unique position of also being the majority owner and operator of the joint venture company Minera Juanicipio S.A. DE C.V. ("Minera Juanicipio").  On June 18, 2009, in connection with MAG's formal application to the Ontario Securities Commission ("OSC") to compel Fresnillo to produce critical information needed to complete the independent valuation report for the non-Fresnillo shareholders of the Company as required by Multilateral Instrument 61-101, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents concerning Fresnillo's regional development plans adjacent to the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG and repeatedly requested by the independent valuator do not exist.  Within two working days of this order Fresnillo withdrew its intention to make a hostile bid, obviating the need to comply with the OSC order.

During Fresnillo's hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement.  It has always been MAG's position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  Accordingly, MAG is seeking a ruling as to whether or not Fresnillo may acquire or attempt to acquire control of MAG without the consent of MAG's board in breach of the standstill provisions contained in the Shareholders Agreement, and is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including claims for damages and other orders arising from Fresnillo's conduct.  The arbitration process is presently in progress.

In response to Fresnillo's intended hostile bid, MAG chose to accelerate its own 2009 exploration program with the aim of unlocking additional shareholder value from its own portfolio of exploration properties.  Results of the 2009 program indicate that Lagartos SE and Cinco de Mayo projects have been advanced with significant drill results and are worthy of further exploration work going forward.  At Cinco de Mayo an extensive, near surface, molybdenum and gold mineralized zone has been discovered and work continues to expand and delineate the Pozo Seco moly/gold zone.

On August 19, 2009 independent engineering firm Wardrop, a Tetra Tech Company, ("Wardrop") delivered a NI 43-101 scoping study on the Valdecanas Vein. Commissioned by Minera Juanicipio, this preliminary economic assessment for a standalone operation demonstrated very positive economics, even without taking into account the benefit of potential regional synergies from developments completed and/or recently announced on the adjoining property owned by Fresnillo.

See "Review of Operations and Projects" below for more detail on the Company's exploration activities.

2/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under "Risks and Uncertainties" in this MD&A and other risk factors and forward-looking statements listed in the Company's most recently filed AIF.  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on SEC's EDGAR website at www.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a "Qualified Person" for purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("National Instrument 43-101") and or prepared by or under the supervision of Dan MacInnis P. Geo., a certified professional geologist who is a "Qualified Person" for purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("National Instrument 43-101")

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This MD&A uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

This MD&A also uses the terms "Inferred Resources" and "Indicated Resources". MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 -- Standard of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission ("SEC") does not recognize these terms. Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

SELECTED ANNUAL INFORMATION AND FINANCIAL PERFORMANCE

The following table summarizes selected financial data for the Company's three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes thereto.

	Year ended Dec. 31, 2009	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007
Revenues(1)	$298,506	$1,964,680	$915,604
Net Loss(2)	($13,490,210)	($5,872,889)	($8,149,258)
Net Loss per Share	($0.27)	($0.12)	($0.19)
Total Assets(3)	$82,653,538	$95,147,510	$85,061,932
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Notes:

(1)

The Company's only source of revenue during the years ending December 31, 2007 to 2009 was interest revenue from GIC's held by the Company.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates.

(2)

By excluding non-cash expenses which are non GAAP disclosure, such as the stock compensation expense which totalled $1,804,465 in 2009, $2,539,011 in 2008, and $5,256,566 in 2007, the Company's net loss has been increasing during the years ending December 31, 2007 to 2009 due to several factors.   Excluding the effect of stock compensation expense from the recorded annual net loss, the amounts become $11,685,745; $3,333,878; and $2,892,692 for 2009, 2008, and 2007 respectively.  Stock based compensation expense is a non-cash charge.  The general year-on-year increase in this modified loss value is explained by the growth in the Company and its activities as described under "Financial Performance" below.

(3)

Total assets decreased from December 31, 2008 to 2009 primarily as a result of the Company's lower cash balance.  Cash was disbursed for accelerated exploration programs and continued investment in mineral properties as described below.  At the end of 2009, the Company held $26,803,652 in cash and cash equivalents compared to $52,262,561 at December 31, 2008 and $60,147,307 at December 31, 2007.

3/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

MAG chose to accelerate its own 2009 exploration program with the aim of unlocking additional shareholder value from its own portfolio of exploration properties in response to Fresnillo's intended hostile bid.

The Company has not declared or paid dividends on its common shares.  The Company has no intention of paying dividends on its common shares in the near future, as it anticipates that all available funds will be used to finance the growth of its business.

FINANCIAL PERFORMANCE

At December 31, 2009, the Company had cash and cash equivalents on hand of $26,803,652 versus $52,262,561 at December 31, 2008.  The Company's reserves of cash and cash equivalents originate from financings completed in 2007 and warrant exercises completed early in 2008.

Net of interest earned for the year ended December 31, 2009 of $298,506 and $1,964,680 for the year ended December 31, 2008, the Company's operating loss amounted to $13,490,210 for the year ended December 31, 2009 as compared to $5,872,889 in 2008. The 2009 loss includes mineral property write-offs of $3,718,518 (2008: $1,221,019) and a non-cash charge for stock compensation expense of $1,804,465 (2008: $2,539,011).  Excluding the mineral property write-off and stock compensation expenses the net loss for 2009 would be $7,967,228 (2008: $2,112,859).  The Company's defensive efforts against Fresnillo's intended hostile bid for the Company in 2009 increased several cost areas, including higher legal costs of $3,048,507 (2008: $884,000), AGM and proxy solicitation costs of $219,854 ($96,960 in 2008), travel costs of $287,045 (2008: $235,144), telephone communication costs of $733,112 (2008: $506,332) and shareholder relations expense of $714,809 (2008: $404,776).  Management and consulting fees increased to $1,984,515 (2008: $1,528,630) due to the hiring of additional employees, increased salaries, bonuses paid and an increase in board and committee meetings in 2009 resulting in higher non-executive directors fees.  Due to the devaluation in the Mexican peso during 2009, the Company also recorded a loss on foreign exchange in the amount of $619,805 as opposed to a gain of $96,596 in 2008.

As a result of Fresnillo's intended hostile bid announced in late 2008, MAG was exposed to substantial professional and administrative costs, particularly for take-over defense and the protracted proceedings in front of the OSC.  The Company has also experienced substantial and ongoing costs related to the initiation of arbitration proceedings with the International Chamber of Commerce in Paris as prescribed by the terms of the Minera Juanicipio Shareholders Agreement.  The Company is seeking a ruling as to whether or not Fresnillo may acquire control of the Company on a hostile basis in breach of the standstill provisions contained in the Shareholders Agreement governing Minera Juanicipio and is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement.  The arbitration proceeding with Fresnillo is ongoing and there will be associated legal and administrative costs going forward.  The costs associated with this proceeding are expected to be significantly lower than the legal and administrative costs experienced in the 2009 fiscal year.

4/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

During the year ended December 31, 2009 the Company entered into two new employee agreements and during 2008 the Company entered into new or amended employment agreements with three officers and three key employees.  These new or amended agreements include change of control provisions.  Should a change of control of the Company occur before June 30, 2010, the change of control compensation for these eight employees would amount to an aggregate of approximately $1.49 million.  During the year ended December 31, 2008, the Company also entered into retention agreements with five directors of the Company.  These agreements include change of control provisions.  Should a change of control of the Company occur before June 30, 2010 the change of control compensation for these five directors would amount to an aggregate of approximately $97,000.

REVIEW OF OPERATION AND PROJECTS

During the year ended December 31, 2009, the Company incurred $2,156,057 in property acquisition costs (2008: $1,926,488).  Exploration expenditures for the same period amounted to $14,389,336 (2008: $13,336,644).  The increased exploration expenditures for the period reflect accelerated efforts throughout 2009 to advance MAG's 100% owned properties.  Drilling on these properties (Cinco de Mayo, Salemex, Sierra Ramirez, Lagartos SE, San Ramone and Nuevo Mundo) totaled 72,810 metres.

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG's profile on the SEDAR website at www.sedar.com and on SEC's EDGAR website at www.sec.gov.

Juanicipio Property

The Company holds 44% of Minera Juanicipio S.A. DE C.V. ("Minera Juanicipio") which owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Fresnillo plc holds the remaining 56% interest in the joint venture.  The Juanicipio property comprises two known and key silver veins/structures: the Valdecanas Vein and the Juanicipio Vein.

A total 19,833 metres of diamond drilling was completed on the Juanicipio Joint Venture to early December 2009.  Of that total, 11,700 metres were drilled on the Valdecanas Vein, 5,611 metres on the Juanicipio Vein and finally 2,478 metres drilled on other structural or vein targets. The drill program continued to yield high grade silver, gold, lead and zinc returns.  Since drilling began in 2003, a total of 79 bore holes have been completed through to December 31, 2009.  Collectively these intersections combined to show the high grade silver/gold zone to have a vertical height of almost 450 metres and have established a strike length for this zone of approximately 1,700 metres.

In August 2009, Wardrop Engineering Inc., a Tetra Tech Company, ("Wardrop") as independent engineers mandated by Minera Juanicipio, delivered a report entitled, Valdecanas Project - Scoping Study, a NI 43-101 Technical Report (available on SEDAR at www.sedar.com and on SEC's EDGAR website at www.sec.gov or detailed in a press release dated September 14, 2009).   This preliminary economic assessment demonstrated that the project clearly exhibits excellent and positive economics and the report recommended that the project be advanced to a pre-feasibility study.

Assay and geological results from the Valdecanas drilling generally confirmed the geometry and nature of the bonanza zone, with drilling at the top of the zone returning some insignificant results and near the bottom of the zone high gold and base metal values that are consistent with the low sulphidation epithermal (bonanza) zone model.  Drill results previously disclosed may be found on SEDAR at www.sedar.com and on SEC's EDGAR website at www.sec.gov or detailed in press releases on the company website at www.magsilver.com.  The drilling to date will also provide information enabling the upgrading of a significant portion of the inferred resource estimate to indicated resource.  In late 2009 drill results indicated that the Encino Vein is a faulted off-set of the Valdecanas Vein.

Drilling results from the Juanicipio Vein, located 1,000 metres south of Valdecanas, indicate a bonanza zone top-out about 100-150 metres deeper than Valdecanas and targets in 2010 are being proposed to test for the bonanza zone at greater depth.  Drill results previously disclosed may be found on SEDAR at www.sedar.com and on SEC's EDGAR website at www.sec.gov or detailed in press releases on the company website at www.magsilver.com.

5/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

For 2009, the Company's 44% contribution toward joint venture expenditures amounted to $984,920.

Additional drilling was carried out on other targets and two holes were in progress at the end of the year.  Both holes are targeting structures where earlier drilling identified significant geological or assay values indicative of favorable vein exploration environments.

On December 4, 2009, the 2009 program results were reviewed at a meeting of the technical committee of Minera Juanicipio and a 2010 budget was presented including 21,400 metres of drilling on the Juanicipio property.   This proposed drilling program resulted in a 2010 exploration budget of US$4.0 million for Minera Juanicipio (MAG's 44% share is US$1.94 million).

The Company's 2010 Minera Juanicipio budget of approximately US $2.6M represents MAG's pro rata 44% interest in the joint venture.  At the board meeting in December of 2009 the board of Minera Juanicipio approved an exploration budget of US $4.4M (100%) for 2010 including a carryover of an unspent US$400,000 from the 2009 budget for an additional 2,000 metres of drilling. On March 16, 2010, the Minera Juanicipio board approved an amendment to the 2010 exploration budget to include a further of US$1.5 million (100%) engineering budget for a prefeasibility study.  Commencement of the prefeasibility study is subject to completion of a resource audit and update planned for June 2010 whereby at least 50% of the total contained silver can be categorized as an indicated resource.  To the end of 2009, almost 47% of the total contained resource ounces were classified as indicated.  A 10 hole program utilizing 4 drills is presently underway and is targeted for completion by June 2010.  MAG's 2010 budget for Minera Juanicipio includes its 44% contribution for both the exploration budget and the additional engineering budget.

Drilling in 2010 will be directed to the Valdecanas Vein in order to convert a substantial portion of the inferred resource to an indicated resource. Once this has been completed the project will undertake a prefeasibility study. Work will also continue to explore along the Juanicipio Vein for a potential bonanza zone. Exploration will also focus on new areas in the search for other deeply buried veins on the Juanicipio property.

Although progress continues on the Juanicipio property, the Company continues to advise Fresnillo that it supports a rapid development program for the Valdecanas Vein in accordance with industry's best practices in order to ensure the best financial results for the property.  The technical committee and board of directors of Mineral Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times a year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.

The Company has advanced Minera Juanicipio a cumulative cash total of $9,382,075 for its 44% of acquisition and exploration costs to December 31, 2009 (2008 - $8,471,205).  None of these costs or advances discussed herein takes into account subsequent currency translation adjustments.

Cinco de Mayo Property

The Cinco de Mayo property is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua Sate, Mexico. Cinco de Mayo is the most advanced of MAG's five Carbonate Replacement Deposit ("CRD") style targets.  Approximately 37,588 metres were drilled, in 72 holes, at Cinco de Mayo in 2009.  To February 28, 2010 the Company has drilled approximately 100,400 metres on the property, including 7,250 metres in 2010.

Early in 2009 as part of the Company's defensive strategy, MAG accelerated the drill program at Cinco de Mayo having recognized that the property was host to an extensive CRD system.  It was also decided that the initial discovery, the Jose Manto, has a limited size potential and this precluded further drilling. The 2009 program then shifted focus to explore for the proximal center of the system in search of a major skarn deposit of size and grade that would be a significant contributor of value to the company.

6/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

Recent drilling has focused on locating the central (proximal) intrusive source for the system, to which outer (distal) styles of mineralization should be zonally related.  This drilling was successful in the discovery in late 2009 of a high grade molybdenum/gold mineralization at Pozo Seco, lying above a strong 2 by 3 kilometre positive magnetic anomaly located about 4 kilometres southwest of the Jose Manto. At Pozo Seco strong molybdenum mineralization hosted in silicified breccias sit geologically above a large regional positive magnetic anomaly.  This position is comparable to what is seen in the proximal parts of several major Mexican and U.S. CRD systems and is consistent with what MAG's CRD exploration model predicts. Development of increasingly distal mineralization styles in structural corridors leading outwards from this centre is also consistent with the model.  Despite these significant advances in the understanding of this system, this must still be considered an early-stage project.

The significance of this discovery, called the Pozo Seco Molybdenum (Gold) Zone ("Pozo Seco"), is two-fold:

1) The high-grade molybdenum (approximately three times the average grade of most molybdenum producers) encountered over bulk mineable widths just below surface suggests the possibility of a standalone molybdenum operation;

2) The presence of high-grade molybdenum may indicate proximity to the intrusive centre of Cinco de Mayo's silver-lead-zinc mineralization. A proximal molybdenum zone characterizes the San Martin-Sabinas District in Zacatecas, the largest skarn-replacement deposit known in Mexico.

The drilling to date has identified the host environment as a near-surface, flat-lying and well-mineralized breccia. Drilling in the later two months of 2009 was part of a 20 hole, 2,000 metre program drilled on a 200 metre grid centered on discovery Hole CM09-130.

The discovery was augmented by work in the spring of 2009, whereby two large regional airborne surveys were flown over the Cinco de Mayo Property by Geotech Ltd. of Aurora, Ontario, Canada. Geotech surveyed the area with their VTEM/Aeromagnetic system then re-surveyed roughly a quarter of the area to test their new ZTEM system. Results from both surveys are encouraging and a number of drill targets have been identified. The Pozo Seco zone was delineated as a high priority follow up target by both survey methods.

Existing geophysical data is being reprocessed in 3-D by Mira Geoscience Ltd, Montreal, Quebec, and incorporated with recent geochemical surveys and the ongoing drilling results to establish some early tonnage estimates and provide new drill targets. Also, using state of the art satellite imagery, Photosat Ltd., Vancouver, B.C. has completed an ambitious 200 by 200 kilometre regional 3-D elevation model, covering the entire Cinco de Mayo property. Cinco de Mayo is large, complex and poorly exposed and all these efforts are designed to locate the intrusive source of this strongly mineralized system.

To the end of 2009, sixteen vertical and two angle holes had been drilled into molybdenum-gold or gold mineralization, starting at or near the surface, in a broad, gently east-dipping, breccia developed along the strong northwest-trending Lucia Fault zone.  Currently, effort is focused on drilling vertical offsets to Discovery Hole CM-130 on a 200 metre grid centered on a NW-SE trending axis through a series of strong, multi-stage jasperoid breccia outcrops that show the same strong NW-SE fabric.

In addition to the moly/gold zone drilling has identified a zone where gold values are the dominate mineralization. Hole CM09-150 is the best of the new gold-dominant holes, returning 27.50 grams gold in a 0.30 metre zone lying practically at surface and containing abundant visible gold within an overall 4.41 metres (4.95 to 9.36 metre depth) grading 1.99 grams gold.  Hole 150 and adjoining holes 153 and 123 show only trace molybdenum in contrast to neighboring holes on the northeast side of the major northwest-trending Lucia Fault, which appears to be the limit of strong molybdenum mineralization. Gold mineralization appears to have been fed into the molybdenum zone along a perpendicular northeast-trending fault zone that continues to the southwest to where a recent geochemical grid sampling has revealed a 1 kilometre diameter area with highly anomalous gold, silver, copper, zinc, lead, arsenic, antimony and mercury values directly overlying a high-point on the magnetic anomaly that underlies the entire Pozo Seco area.

7/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

A systematic geochemical sampling program started in late 2009 on several outcrop areas near the Pozo Seco moly-gold zone.  Over 200 samples have been taken to date.  Most of the results come from a 1 kilometre diameter alluvium-surrounded outcrop area lying about 1,250 metres southwest of Hole 150 along the projection of the gold trend.  This area sits directly above a high on the strong positive magnetic anomaly that underlies the entire Pozo Seco zone and is believed to reflect an underlying intrusive body.  The area is laced with northwest-trending structures, many of which are silicified and some of which contain 20-50 cm thick galena and tennantite-bearing barite or silica veins.  The area shows consistently high gold, silver, copper, zinc, lead, arsenic, antimony and mercury values and drilling here will be undertaken immediately on rigs returning to the project.

The 2010 program will start very aggressively with the service of 5 drills to outline and delineate the Pozo Seco zone.  The zone remains open to the NW and airborne geophysical results and surface work indicate a further 1.5 kilometres of strike length is highly probable.  Drilling in late 2009 also identified a "gold dominant" zone on the west side of the Lucia Fault that appears to be separate from Pozo Seco molybdenum mineralization. Drill testing of this area and Pozo Seco South to test an emerging multi-element anomaly is also a priority.  It is thought that the Pozo Seco South may represent a halo to a much larger buried skarn as predicted by MAG's geological model. A string of strong Geotech VTEM conductors and a conductive zone traced by the ZTEM airborne surveys support this concept.

The Company spent $7,128,094 in exploration costs at Cinco de Mayo in 2009 (2008: $7,997,357).  The Company has spent historical totals of $17,901,130 in exploration costs $3,003,721 in acquisition costs at Cinco de Mayo to December 31, 2009.  Exploration programs at Cinco de Mayo by the Company for 2009 were budgeted for approximately $4.0 million, however results warranted accelerated and expanded programs. The Company's budgeted exploration programs at Cinco de Mayo for 2010 are approximately $4.7 million.

The Batopilas (Don Fippi) Property

The 100%-owned Batopilas project covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua.  Work in 2009 was limited to permitting and minimal participation in state funded road construction.  It is anticipated that this new road will provide improved access to the area in late 2010 and the Company will await the road completion before commencing work.

The Company spent $157,117 in exploration costs at Batopilas in 2009 (2008: $1,453,184) and has spent $4,954,714 in exploration and $1,422,672 in acquisition costs to December 31, 2009.  The Company's budgeted exploration program at Batopilas for 2010 is approximately $200,000.

Lagartos Land Package

The Company owns a 135,000 hectare land package called Lagartos surrounding the Juanicipio property. Two claim groups, Lagartos NW and Lagartos SE, lay northwest and southeast of the Juanicipio Joint Venture along the "Fresnillo Silver Trend", a large regional structural zone hosting the world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.

Lagartos SE

Although it has not had the same significant assay and width results as Cinco de Mayo or Juanicipio, the results to date indicate that the prolific Zacatecas silver district does extend to the east.  MAG has discovered the eastern extension of the Veta Grande system and at the Puerto Rico Vein we are clearly in a high grade silver dominant vein set that requires further delineation.

Lagartos SE has seen exploration focused on the eastern extension to the past producing Zacatecas silver district.  Drilling in late 2009 appears to have discovered the continuation of the prolific Veta Grande Vein, the second most important production vein in the Zacatecas district.  The holes were targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcrop.  This discovery shows that this important and historic vein is open along strike from areas of past production including an additional 4 kilometres of possible projection on MAG's wholly owned property.  In a second discovery in the same vicinity, holes drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande Vein, have encountered high-grade silver mineralization (see MAG press release dated January 19, 2010).  Accompanying low base metal values indicate the vein was likely intersected at a high level. Future work will focus on exploring these significant results.

8/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

The Veta Grande Vein was the second most important vein in this billion-ounce silver producing district, with significant ore-shoots distributed intermittently along the 12 kilometres of its trace across the north-central part of the district.  The vein disappears under alluvium at both ends. MAG sought its continuation at the northwest end at La Luz before turning to the southeast extension (see MAG Press Release of June 5, 2009).  There are no outcrops in the Veta Grande SE target area, so drilling was targeted on the south eastern projection of the principal Veta Grande Vein and a coincident linear colour anomaly. Alluvium was found to be less than 120 metre thick.

The result of drilling indicates that the Veta Grande structure can be traced across the range-bounding fault with little lateral displacement.  Vertical movement on the fault should have dropped the eastern part down, so any bonanza zone is expected to found at a deeper level than in the mined portion of the vein. Geophysical data are being examined to determine if anomalies potentially reflecting mineralization occur along the trace of this structure farther to the Southeast.

The Puerto Rico Vein runs parallel to, and lies approximately 3 kilometres north of, the famous Veta Grande Vein.  The Puerto Rico Vein has seen minor historic production and remains largely unexplored.  Seven holes were drilled along approximately 1,000 metre of strike length of the vein, intersection the structure between 150 and 350 metre beneath the surface (see MAG press release dated January 19, 2010).

The presence of high silver and gold grades with low base metals in three of the Puerto Rico vein intercepts indicates they are very high within the zoning pattern expected for Zacatecas District epithermal veins.  The contrasting silver versus base metal-bearing intercepts in hole PR-03 indicates two separate mineralization events, intersected at different levels within the epithermal zoning pattern.  This composite vein signature is typical of many of the larger veins in the Zacatecas District, including the Veta Grande and Mala Noche veins.

No work was conducted at Lagartos NW in 2009.  A gravity survey is planned for Lagartos NW in 2010 to explore for a buried silicified ridge that may sub crop in a shallower alluvial environment.

At Lagartos SE ground geological and geophysical surveys are proposed to help in tracing the extensions of these vein targets across MAG controlled property in preparation for follow up drilling later in 2010.

The Company spent $3,372,345 in exploration costs on the combined Lagartos land package in 2009 (2008: $2,194,389) and has spent $9,907,735 in exploration costs and $86,490 in acquisition costs to December 31, 2009.  The Company's budgeted exploration programs for the Lagartos land package for 2010 are approximately $1,500,000.

Guigui Property

Guigui is a 100%-owned 4,500-hectare property in the Santa Eulalia Mining District, home to the world's largest CRD camp.  A substantial database of past work on the property has been accumulated since 2006 from airborne electromagnetic and magnetic surveys however minimal work was done on the Guigui property during 2009.

The Company has spent $1,513,373 (2009: 50,444; 2008: 12,529) in exploration and $1,576,570 in acquisition costs on the Guigui property to December 31, 2009.  The Company's budgeted exploration program at Guigui for 2010 is approximately $35,000 which will be used primarily to maintain the property.

Sierra de Ramirez Property

Sierra Ramirez is a large CRD prospect (65 square kilometres) within the Sierra Ramirez District in eastern Durango State, approximately 80 kilometres west of the famous Providencia-Concepcion del Oro, Zacatecas District.   During the first half of 2009, results from drilling 7,944 metres indicated that the Sierra Ramirez mantos were not fed directly from depth, drilling was halted and exploration costs of $3,718,518 were subsequently written down.  All option agreements with this property have been cancelled.

9/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

Other Properties

At December 31, 2009, the Company had capitalized $1,419,761 in acquisition costs on other properties in Mexico.  The other properties include the Zacatecas claims, the La Lorena claims, the Nuevo Mundo claims, the Camino Duro claims, the Salemex claim options and the San Ramon claim option.

In July, 2009 the Company optioned, from Castle Resources, the San Ramon property adjoining Lagartos SE located in the historic Mala Noche silver vein system. The option agreement calls for a cash advance of US$75,000 (paid), a payment of US$ 750,000 on July 14, 2014, and work commitments totaling US$3,250,000 over five years (approximately US$ 450,000 incurred to date) for MAG to acquire a 100% interest subject to a 1.5% Net Smelter Royalty. The San Ramon property, combined with MAG's existing holdings at Lagartos SE, gives MAG control of a significant portion of the eastern part of the Mala Noche system.

MAG has drilled four holes in the San Rafael claim group, optioned from Castle Resources in 2009, covering the north western continuation of the Las Majadas-Pajarito Hill Vein zone within the important Mala Noche Vein system.  Earlier drilling showed a progressive northwest thickening of these veins and an increase in lead and zinc sulphide content towards San Rafael. The results show the continuation of the grade trend but thinning of the vein.  Further drilling in this area will target three other veins with strong surface expressions

During the period ended December 31, 2009, the Company completed approximately $2,053,992 in exploration costs including $478,852 on the San Ramon claims, $1,014,751 in drilling and other exploration costs on the Salemex claims, and $437,748 on the Nuevo Mundo claims. Another $122,641 in exploration costs was spent on the remaining other properties.  Further exploration work of approximately $430,000 is budgeted for these projects in 2010.

OUTLOOK

The Company continues to explore its properties in Mexico and, although the Company's working capital position remains strong, the Company will execute its business plan cautiously into 2010.  The Company has assessed the carrying values of its mineral properties as a result of current market conditions.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company's mineral properties have not been impaired at this time. However, should current market conditions and commodity prices worsen and/or persist for a prolonged period of time, an impairment of mineral properties may be required.

In January 2009, Fresnillo and MAG approved a 2009 exploration program based on the recommendation of Minera Juanicipio's Technical Committee totaling US $4.0 million and an engineering budget of US $500,000 for Minera Juanicipio.  These programs were undertaken as planned in 2009 and were substantially completed, with approximately US $400,000 carried over and added into the planned 2010 budget.  To December 31, 2009, the Company has advanced approximately US $8.1 million in total as its share of costs to Minera Juanicipio.  By March 5, 2010 the amount advanced had increased to US $8.55 million.

MAG has approved a total exploration and administration budget of approximately $15 million for 2010.  Of this amount $2.65 million (approx. US$2.6 million) is allotted for the Company's 44% share of Minera Juanicipio's US$4.4 million 2010 exploration budget plus 44% of a US$1.5 million engineering budget approved March 16, 2010.  From MAG's remaining budget of $12.35 million the exploration component is earmarked for nine 100% MAG-owned properties in Mexico.  Over 38% of the remaining budget will be focused on exploration at Cinco de Mayo ($4.7million) and 9% focused on Lagartos SE ($1.1 million).  Planned expenditures include the diamond drilling of almost 27,000 metres of core on these two properties, air and ground based geophysical surveys, trenching, road building, mapping, sampling, geological modeling, surface rights acquisitions, taxes and land payments and overhead costs.  Diamond drilling is expected to continue aggressively on the "Pozo Seco" area at Cinco de Mayo where MAG is outlining a new and potentially significant molybdenum / gold discovery.  Drilling at Juanicipio by operator Fresnillo plc is expected to continue at roughly the same level in 2010 as it did in 2009 at approximately 26,000 metres.  Presently, MAG has five drills operating at Cinco de Mayo while at Juanicipio the joint venture has five drills testing the Valdecanas Vein, the Juanicipio Vein and exploring for other veins.

10/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

OUTSTANDING SHARE DATA

The Company's authorized capital consists of an unlimited number of common shares without par value.  As at March 25, 2010, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	49,888,042
Stock Options	3,352,118	$1.00 - $14.70	9 mos to 5 years
Diluted	53,240,160

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters:

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
December 31, 2009	$42,227	$(2,659,433)	$(0.05)
September 30, 2009	$66,189	$(1,284,316)	$(0.03)
June 30, 2009	$51,365	$(4,384,704)	$(0.09)
March 31, 2009	$138,725	$(5,161,757)	$(0.10)
December 31, 2008	$313,847	$(1,610,743)	$(0.04)
September 30, 2008	$446,078	$(381,128)	$(0.01)
June 30, 2008	$545,586	$(1,091,881)	$(0.02)
March 31, 2008	$659,169	$(2,789,137)	$(0.05)

Notes:

(1)

The Company's primary source of revenue during the quarters listed above was interest earned on bank balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates.

(2)

Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or write-offs.  When adjusting these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company's increased exploration and corporate activities over the periods as described above at "Financial Performance".

FOURTH QUARTER

During the fourth quarter ended December 31, 2009, five drills were turning on the Juanicipio property. Two of these drills targeted the Valdecanas Vein on a 100 by 100 metre grid in a program designed to convert inferred resources to the indicated category as part of an updated resource estimate scheduled for completion in early 2010. This program will continue into 2010 until enough of the resource has been converted to indicated to allow a prefeasibility study to proceed. At year end several more high-grade intercepts were returned, further confirming the continuity of the high-grade bonanza zone.  Hole PE2 in the east central portion of the Valdecanas Vein returned 448 g/t silver (13.1 opt), 5.7 g/t gold, 1.68% lead and 4.21% zinc over a true width of 8.0 metres.  Hole GF is the deepest and most westerly of the holes drilled to date. This hole confirms the wide nature of the Valdecanas vein on the west end and the vein reports two intercepts of 13.0 metres of 95  g/t silver (2.8 opt),  2.40 g/t gold, 1.94% lead and 3.74% zinc and a slightly deeper 3.95 metres reporting 104 g/t (3.0 opt), 2.88 g/t gold, 2.46% lead and 6.01% zinc.

11/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

One drill was testing the Juanicipio Vein at year end where results in 2009 continue to produce encouraging results along the now 1,200 metre long vein/structure.  This vein remains open to the west.  It appears from the low base metal content, the presence of barite and other geological features that the top of the bonanza zone may be 100 to 150 metres deeper than that of the Valdecanas Vein.  The Juanicipio Vein is characterized by high grade gold and silver values as  seen in hole 22P, the most westerly hole to date, which reported 0.30 metres of 6.68 grams per tone (g/t) gold and 863 g/t silver (25.2 opt). Hole 20P reports 0.92 metres of 4.95 g/t gold and 111 g/t silver (3.2 opt).   The 2010 program is expected to explore the strike and down dip portion of the vein in a continued search for a typical Fresnillo style bonanza zone.

Two additional drills were operating on other targets on the Juanicipio property at the end of the quarter.  Both drills are targeting structures where earlier drilling identified significant geological or assay values indicative of favorable vein exploration environments.

On December 4, 2009, a meeting of the Technical Committee of Minera Juanicipio (owned 44% MAG and 56% by Fresnillo) was convened and a budget for 21,400 metres of drilling on the Juanicipio property for 2010 was presented and the 2009 program results were reviewed.   This proposed drilling program resulted in an exploration budget of US$4.0 million in 2010 for Minera Juanicipio.

The Company's 2010 Minera Juanicipio budget of approximately US $2.6M represents MAG's pro rata 44% interest in the joint venture.  At the board meeting in December of 2009 the board of Minera Juanicipio approved an exploration budget of US $4.4M (100%) for 2010 including a carryover of an unspent US$400,000 from the 2009 budget for an additional 2,000 metres of drilling. On March 16, 2010, the Minera Juanicipio board approved an amendment to the 2010 exploration budget to include a further of US$1.5 million (100%) engineering budget for a prefeasibility study.  Commencement of the prefeasibility study is subject to completion of a resource audit and update planned for June 2010 whereby at least 50% of the total contained silver can be categorized as an indicated resource.  To the end of 2009, almost 47% of the total contained resource ounces were classified as indicated.  A 10 hole program utilizing 4 drills is presently underway and is targeted for completion by June 2010.  MAG's 2010 budget for Minera Juanicipio includes its 44% contribution for both the exploration budget and the additional engineering budget.

During the fourth-quarter, drilling activity on the 100% owned Cinco de Mayo property in northern Chihuahua State discovered a new zone of high grade Molybdenum and gold at Pozo Seco (Spanish for "Dry Well").  Pozo Seco is located 4.0 kilometres south west of the earlier Jose Manto discovery on the Cinco de Mayo property.  At this time the zone has been traced for over 1,000 metres, is almost 300 metres wide (based on a broad 200 metre drill spacing) and is averaging almost 50 metres in thickness.

At the 100% owned Lagartos SE property, the Company's holdings cover the eastern and western extensions of the major past producing vein sets such as the Veta Grande and the Mala Noche Veins.  Initial surface reconnaissance work at Lagartos SE located a series of previously worked veins on the eastern side of the Zacatecas district and sampling returned high grade silver.  Drilling in the 4th quarter tested several targets derived from the earlier work with favourable results.

Very little work was carried out on other projects in the last quarter as work focused on the encouraging drill results emanating from Cinco de Mayo and Lagartos SE

Fresnillo Arbitration

In November and December 2008 the Company notified Fresnillo of various concerns arising under the Shareholders Agreement dated October 10, 2005 which governs the Minera Juanicipio joint venture company (the "Shareholders Agreement").  One such concern related to Fresnillo's acquisition of shares in the Company and Fresnillo's December 1, 2008 announcement of its intention to launch a hostile bid for all of the outstanding shares of the Company.  It has always been the Company's position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  In response to Fresnillo's hostile action and certain other alleged violations of the Shareholders Agreement, the Company undertook certain defensive steps, including the activation of the dispute resolution provisions of the Shareholders Agreement.  Following unsuccessful attempts to resolve the disputes with Fresnillo through negotiations or mediation, on May 8, 2009 the Company announced that it had filed a formal request for arbitration with the International Court of Arbitration of the International Chamber of Commerce ("ICC").  The Company is seeking a ruling as to whether or not Fresnillo may acquire control of the Company on a hostile basis in breach of the standstill provisions contained in the Shareholders Agreement and is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement.  On September 29, 2009, the ICC confirmed that an arbitral tribunal consisting of three arbitrators was constituted to hear the arbitration.  At this time the matter is proceeding in accordance with the timelines established by the ICC.

12/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

LIQUIDITY AND CAPITAL RESOURCES

At March 25, 2010 the Company had 49,888,042 issued and outstanding common shares.  At December 31, 2009 the Company had 49,316,569 common shares issued and outstanding.  The Company issued a total of 161,003 common shares during the year ended December 31, 2009 for cash proceeds of $381,027 (2008: 2,201,370 for cash proceeds of $12,864,131). In the years ended December 31, 2009 and 2008 there were no shares issued for mineral properties.  The Company's primary source of capital has been from the issuance of equity.  At December 31, 2009 the Company had cash and cash equivalents on hand of $26,803,652 (2008: $52,262,561). The primary use of cash during the period was for mineral property acquisition and exploration expenditures of $16,975,393 (2008: $15,263,132) and investment in the Juanicipio project of $1,215,328 (2008: $2,522,844), management and consulting fees of $1,984,515 (2008: $1,528,630) and other general and administrative expenses of $6,281,219 (2008: $2,548,909) including legal expenses in 2009 of $3,048,507 (2008: $884,000). The Company had approximately $27.9 million in working capital as at December 31, 2009 compared to $53.3 million at December 31, 2008.

Current liabilities of the Company at December 31, 2009 amounted to $1,076,606 (2008: $1,503,417), mostly attributable to accrued exploration (drilling) expenses.

The Company currently has sufficient working capital to maintain all of its properties and planned programs for a period of approximately two years.  In management's opinion, the Company is able to meet its ongoing current obligations as they become due.  The Company expects to raise equity capital as it is needed.  However, there is no assurance that additional funding will be available to the Company. Management refers the reader to the risk factors described in Notes 9 and 10 of the annual financial statements for the year ended December 31, 2009.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.  Due to the devaluation in the Mexican peso during 2009, the Company also recorded a loss on foreign exchange in the amount of $619,805 as opposed to a gain of $96,596 in 2008.

Contractual Obligations

The following table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

(Property expenditures in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Salemex Property Option	1,960,000	210,000	950,000	800,000	Nil
San Ramone Property Option (1)	3,550,000	50,000	1,500,000	2,000,000	Nil
Office Lease	784,132	150,602	312,418	321,112	Nil

(1)  The San Ramone Property option consists of $2,800,000 in exploration commitments and $750,000 in a single property option payment in year 4.

13/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the arbitration referred to above under the heading "Fresnillo Arbitration".

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Subsequent to December 31, 2009, 571,473 common shares were issued pursuant to the exercises of 571,473 stock options at prices between $1.06 and $6.32 per share for aggregate proceeds of $878,911. In March 2010, there were 50,000 incentive stock options granted at a price of $6.87 per share.

ADDITIONAL DISCLOSURE

Trend Information

Other than the obligations under the Company's property option agreements, there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a "Trend" as it is unlikely that all such obligations will be eliminated from the Company's future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements for at least the next two years.

The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company's on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company may need to raise additional capital by issuance of equity in the future.

RISKS AND UNCERTAINTIES

The Company's securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company's Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading "Risk Factors" in the Company's annual information form available on SEDAR at www.sedar.com and www.sec.gov.

From mid calendar 2008 until early 2009 there had been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns.  Those macro-economic events negatively affected the mining and minerals sectors in general.  The Company's market capitalization was significantly reduced during that period.  Although market conditions are improving, the Company's liquidity and its long term ability to raise the capital required to execute its business plans remain uncertain.  As a result the Company will consider its plans and options carefully going forward into 2010.  The Company intends to preserve its cash balances to the greatest extent possible while still striving to execute its business plans.

At December 31, 2009, the Company had a receivable of $1,493,337 from the Mexican government for value added tax ("IVA").  Although full recovery is expected by management, recoveries to date have been intermittent.  The Company has discussed its outstanding IVA receivables with the Mexican authorities and there is no reason to believe these amounts will not be received in the current year.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

14/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

Related Party Transactions

The Company paid or accrued non-executive directors fees of $258,750 (2008: 305,750) during the year ended December 31, 2009.

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. DE C.V. ("Cascabel") and IMDEX Inc. ("Imdex").  Since January 2006, Peter Megaw, has been a director of MAG and a director of Cascabel and Imdex.  During the year ended December 31, 2009 the Company accrued or paid Cascabel and Imdex consulting, administration and travel fees totaling $291,871 (2008: $194,590) and exploration costs totaling $2,982,276 (2008: $2,504,237) under the Field Services Agreement.

During the year ended December 31, 2007, the Company entered into a new two year office lease agreement with Anthem Works Ltd. ("Anthem").  Eric Carlson is a director of MAG and Anthem.  During the year ended December 31, 2009, the Company accrued or paid Anthem $87,444 (2008: $83,556) under the office lease agreement. In September of 2009, the Company provided notice to Anthem Works Ltd. that this lease will not be continued or renewed and in December 2009 the Company occupied offices at a new location leased from an arm's length third party.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd.  R. Michael Jones is a director of MAG and Platinum Group Metals Ltd.  During the year ended December 31, 2009, the Company accrued or paid Platinum Group Metals Ltd. $135,751 (2008: $135,777) under the office services agreement.  The office services agreement was terminated by the Company effective December 31, 2009.

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) future income tax provision and (iv) stock based compensation as the main estimates for the following discussion. Please refer to Note 2 of the Company's Audited consolidated financial statements for a description of all of the significant accounting policies.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

15/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

The future income tax provision is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

For its 2005 fiscal year, The Company adopted CICA Handbook Section 3870 - Stock-Based Compensation and other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model based on certain assumptions. For the year ended December 31, 2009 the assumptions were as follows; no dividends were paid, a weighted average volatility of the Company's share price of 49%, a weighted average annual risk free rate of 3.37 per cent and an expected life of three years. The resulting weighted average option pricing resulted in an expense for stock options in the year ended December 31, 2009 of $1,804,464 (2008 - $2,539,011).

CHANGES IN ACCOUNTING POLICIES

Adoption of new accounting pronouncements

(i)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities ("EIC-173")

In January 2009, the CICA issued Emerging Issues Committee ("EIC") Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities ("EIC-173"). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company's consolidated financial statements.

(ii)

Mining Exploration Costs ("EIC-174")

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs ("EIC-174") which supersedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs ("EIC-126"), to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC 174 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC - 174 did not result in a material impact on the Company's consolidated financial statements.

 (iii)

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section was effective in the first quarter of 2009, and the Company has evaluated the requirements of this Section and concluded that the impact is not material to the financial statements.

16/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

(iv)

Amendment to Financial Instruments - Disclosures ("Section 3862")

During 2009, CICA Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862"), was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Valuation based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Valuation techniques based on inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Valuation techniques based on inputs that are not based on observable market data.

Refer to notes 4 and 11 for the relevant disclosures.

Recent Accounting Pronouncements

(i)

Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interest. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted. The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

(ii)

Convergence With International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011. Accordingly on January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements, and will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis with restatement of comparative information presented for the quarter ended March 31, 2010. It is expected that the overall presentation of the financial statements will change significantly, as the Company complies with increased disclosure requirements under IFRS and differing presentations of the balance sheet and statements of loss and cash flows.

The conversion to IFRS is being led by the Company's Chief Financial Officer, who along with other members of the finance group, including a newly hired consultant, will execute the conversion project. Management has participated in ongoing training sessions provided by external advisors, and is currently evaluating the impact of IFRS on its financial statements and developing a transition plan.  Some of the key activities planned for the first half of 2010 include the preparation of IFRS opening balance sheet for January 1, 2010 and draft financial statements prepared under IFRS.

Management expects differences between Canadian GAAP and IFRS to impact the Company's accounting activities at varying degrees, some of which are dependent on policy-choice decisions available in the transition period. The Company's main objective in the selection of IFRS policies and transition elections is to become IFRS compliant while ensuring it provides meaningful and transparent information to stakeholders.  The audit committee of the Company will be kept informed of management's decisions on accounting policy choices under IFRS, project status and significant IFRS developments.

Significant accounting impacts of conversion to IFRS

The Company has not yet completed its assessment of all accounting policy differences that may arise on conversion to IFRS. The following is a summary of potential accounting policy differences that have been identified to date. The Company has not yet quantified the impact of these differences on its consolidated financial statements.

17/19

MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

Exploration for and Evaluation of Mineral Resources

The Company is in the exploration stage and under Canadian GAAP currently capitalizes all costs related to the acquisition and exploration of its mining rights. Management regularly reviews the carrying value of mineral rights and deferred exploration costs for evidence of impairment, and when the carrying values are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

Under IFRS, specifically IFRS 6 "exploration for and evaluation of mineral resources," exploration and evaluation assets shall continue to be measured at cost, but the Company will have to determine an accounting policy specifying which expenditures are to be recognised as exploration and evaluation assets, and then apply that policy consistently.  This standard will not apply to expenditures incurred for investigating properties before the Company has the legal right to explore the property, nor to expenditures incurred in the development stage of a property once technical and economic feasibility are demonstrable.

In addition, under IFRS 6 and under International Accounting Standard (IAS) 36, "Impairment of Assets," the Company will be required to assess at the end of each reporting period whether there is any indication that the asset may be impaired. IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist. Canadian GAAP prohibits reversal of impairment losses. It is expected therefore, that there will be increased volatility in impairment recognition due to increase in frequency of assessment and possibility of reversal of impairments.

Other policy differences

A number of other differences between Canadian GAAP and IFRS identified, but their applicability and potential impact to the Company have not yet been assessed, including the accounting for income taxes, foreign currency transactions, stock-based compensation, financial instruments and disclosure requirements. These differences may have a material impact on the Company's financial statements. A more detailed review of the impact of IFRS on the Company's consolidated financial statements is in progress and will be completed during 2010.

Other impacts of conversion to IFRS

In addition to the impact of IFRS on accounting policies, management is also in the process of assessing the impact of IFRS adoption on the Company's internal controls over financial reporting, disclosure controls and procedures, information technology and data systems, and financial reporting expertise.  As a preliminary assessment, the Company does not expect that the conversion to IFRS will have a significant impact on its accounting processes and internal controls (including information technology systems). The Company will be updating its disclosure controls and procedures to ensure they are appropriate for reporting under IFRS. In addition, the Company does not expect the conversion to IFRS to have a significant impact on its risk management or other business activities.

Currently, there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the transition to IFRS.

Management will continue to monitor current IFRS developments as multiple changes are expected to come into effect as the Company transitions to IFRS. Where sufficient technical expertise does not exist in-house, management will rely on external advisers to assist with the transition.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GAAP

The Company's differences between Canadian and United States Generally Accepted Accounting Principles are set out in Note 16 of the audited Consolidated Annual Financial Statements for the year ended December 31, 2009.

CORPORATE GOVERNANCE

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's disclosure control procedures as of December 31, 2008 and December 31, 2009 and quarterly during 2009 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in 2008 to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure control procedures are effective.

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MAG SILVER CORP.

(An exploration stage company)

Annual Management Discussion & Analysis

For the year ended December 31, 2009

The Company also maintains a system of internal controls over financial reporting, as defined by Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retained an independent third party specialist in 2007, 2008 and 2009 to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board's review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's normal control over financial reporting as of December 31, 2008 and have concluded that the Company's internal control over financial reporting is effective.  There have been no changes in internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Subsequent Information

Subsequent events are described elsewhere in relation to relevant sections of this document.

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